UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER:	000-53276
CUSIP NUMBER:

(Check One):	[ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X ] Form 10-Q [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR

	For Period Ended:	September 30, 2015

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I - REGISTRANT INFORMATION

Grid Petroleum Corp.
Full Name of Registrant

Former Name if Applicable

999 18th Street, Suite 3000
Address of Principal Executive Office (Street and Number)

Denver, CO 80202
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
[X]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Form 10-Q for the six months ended September  30, 2015 will not be submitted by the deadline due to a situation where the workload exceeds available personnel.     We were not able to complete all of the financial information required to allow sufficient time for our independent auditors to be able to finalize their review and provide their consent by the filing deadline of November 16, 2015.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Edward Aruda	(800)	555-3086
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

Yes [X] No [ ]

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

	Yes [X] No [ ]	The Company expects to report a net loss of $1,270,227 for the six month period ended September 30, 2015 as compared to a net profit of $540,926 as at the prior comparative period. Results of operations reflect substantive increase to professional fees period over period from $64,950 (2014) to $190,300 (2015) and to general and administrative expense which increased to $245,495 in the current six months ended September 30, 2015 from only $46,443 during the six months ended September 3-, 2014. These increases were offset by a reduction to consulting feees period over period to $14,500 (2015) from $75,000 in the period ended September 30, 2014. The increase to expenditures is directly related to an increase in corporate activity period over period. Additonally, during the six months ended September 30, 2014 the Company reported a gain from the change in derivative liabilties totaling $909,736 as compared to only $17,778 during the current six months ended September 30. 2015. Interest expenses related to the convertbile notes increased to $777,710 in the current six month period as compared to only $122,418 in the prior comparative six months ended September 30, 2014 as the Company continued to finance its operations with convertbile debt instruments.

Grid Petroleum Corp.
Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 16, 2015	By:	/s/ Edward Aruda
		Name:	Edward Aruda
		Title:	President, Principal Executive Officer & Principal Financial Officer (Principal Accounting Officer)

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).